Harris Associates L.P. Two North LaSalle St. Chicago, IL 60602 USA Tel: 312.621.0555 Fax: 312-621-0636 www.harrisassoc.com

Harris Associates L.P.

Compliance Memo

Date:	April 4, 2013
To:	D. J. Gorman, HAIT CCO
From:	Colin P. McFarland and Robert Reey
Subject:	Acquisition of Walter Energy, Inc. corporate bonds through a Rule 144A offering to Qualified Institutional Buyers

As required pursuant to the Funds’ Affiliated Underwriting Procedures Pursuant to Rule 10f-3 (the “Procedures”), a report must be made to the Trustees at the next regularly scheduled Board meeting following a purchase of securities for a Fund in an underwriting in which any broker-dealer affiliate of the Adviser is a “principal underwriter”.

On March 22, 2013, the Oakmark Equity & Income Fund purchased $5,000,000 par value of Walter Energy, Inc. Senior Unsecured bonds, representing approximately 1.1% of the 450,000,000 shares offered.  Natixis Securities America (“NSA”), an affiliate of the Adviser, was a Senior Co-manager entitled to a selling concession/gross spread.  NSA did not receive an underwriting concession/gross spread in connection with the Fund’s purchase.

The transaction met all of the requirements of Section A of the Procedures, including a determination of appropriate registration, fair pricing, minimum continuous operating requirements for the issuer, a firm commitment clause in the underwriting agreement, a reasonable and fair commission, a purchase of less than the maximum percentage permitted, and no prohibited affiliated transactions, as applicable.

Pursuant to the Procedures, this transaction will be reported on the Funds’ Form N-SAR.

PRELIMINARY DRAFT – FOR DISCUSSION PURPOSES ONLY